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SECURITI[...]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___12/01/11___ AND ENDING___11/30/12___
$\quad$ MM/DD/YY $\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LiabSol Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17C Curzon Street
$\qquad$ (No. and Street)

London	United Kingdom	W1J5HU
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Watkins $\qquad$ 011+44 (020) 7659-6950
$\qquad$ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP

$\qquad$ (Name – *if individual, state last, first, middle name*)

44 Wall Street, 12th Floor	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/1/13

OATH OR AFFIRMATION

I, __Richard Watkins_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__LiabSol Inc._____ , as
of __November 30_____ , 20 __12__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIABSOL INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

November 30, 2012 and 2011

LIABSOL INC.

November 30, 2012 and 2011

CONTENTS



KBL LLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

44 WALL STREET, 12ᵀᴴ FLOOR

NEW YORK, NEW YORK 10005

(212) 785-9700

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
LiabSol Inc.

We have audited the accompanying statement of financial condition of LiabSol Inc. as of November 30, 2012 and 2011 and the related statements of operations, changes in shareholder's equity, and, cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LiabSol Inc. at November 30, 2012 and 2011 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

New York, New York
January 18, 2013

LiabSol Inc.
Statements of Financial Condition

		November 30,		
		2012		2011
Assets				
Cash	$	25,256	$	29,598
Prepaid expenses		2,807		2,619
Total Current Assets		28,063		32,217
Total Assets	$	28,063	$	32,217
Liabilities and Shareholder's Equity				
Liabilities				
Accounts Payable and Accrued Expenses	$	7,564	$	10,114
Due to Parent Company - Liability Solutions Limited		1,000		2,800
Total Liabilities		8,564		12,914
Shareholder's Equity				
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares		5,000		5,000
Additional Paid-In Capital		2,318,459		2,314,259
		2,323,459		2,319,259
Accumulated Deficit		(2,303,960)		(2,299,956)
Total Shareholder's Equity		19,499		19,303
Total Liabilities & Shareholder's Equity	$	28,063	$	32,217

The accompanying notes are an integral part of these financial statements

2

LiabSol Inc.
Statements of Operations

| | | Year Ended November 30, | |
		2012	2011
Revenues			
Fee Income		$ 46,980	$ 44,217
Interest Income		6	31
	Total Revenues	46,986	44,248
Expenses			
Regulatory Compliance		10,797	11,297
Accounting and Auditing		28,400	34,042
Other Operating Expenses		6,658	11,909
Communications and Data Processing		5,135	3,992
	Total Expenses	50,990	61,240
Net (Loss)		$ (4,004)	$ (16,992)

The accompanying notes are an integral part of these financial statements

LiabSol Inc.
Statements of Cash Flows

	Year Ended November 30,	
	2012	2011
Cash flows from operating activities:		
Net (Loss)	$ (4,004)	$ (16,992)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities		
(Increase) in Prepaid Expenses	(188)	(531)
(Decrease) Increase in Accounts Payable and Accrued Expenses	(2,550)	114
Advances From Parent Company - Liability Solutions Limited	2,400	2,400
Net cash used in operating activities	(4,342)	(15,009)
Cash flows from investing activities:		
Decrease in Cash Held by Bank as Collateral for Letter of Credit	-	352
Net cash provided by investing activities	-	352
(Decrease) in Cash	(4,342)	(14,657)
Cash at Beginning of Period	29,598	44,255
Cash at End of Period	$ 25,256	$ 29,598

The accompanying notes are an integral part of these financial statements

4

LiabSol Inc.

Statements of Changes in Shareholder's Equity

For the Years Ended November 30, 2012 and 2011

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balances at December 1, 2010	100	$ 5,000	$ 2,314,259	$ (2,282,964)	$ 36,295
Net (Loss)	-	-	-	(16,992)	(16,992)
Balances at November 30, 2011	100	5,000	2,314,259	(2,299,956)	19,303
Intercompany contributed to capital			4,200	-	4,200
Net (Loss)	-	-	-	(4,004)	(4,004)
Balances at November 30, 2012	100	$ 5,000	$ 2,318,459	$ (2,303,960)	$ 19,499

The accompanying notes are an integral part of these financial statements

Liability Solutions Inc.
Notes to Financial Statements
November 30, 2012

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:

LiabSol Inc. (the "Company" or "LSI") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It had been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in London, England. It is a wholly owned subsidiary of Liability Solutions Limited ("LSL") which is based in London, United Kingdom. LSL is a wholly owned subsidiary of Liability Solutions International Limited ("LSIL"), which in turn is a wholly owned subsidiary of Liability Solutions Group Limited the ultimate parent undertaking.

The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition
For 2012 and 2011, the Company recognized as income a 100% allocation of LSL revenues (management and performance fees) generated from placements of funds managed in the United States with United States based institutions. The Board of Directors approved an allocation of $46,980 (2012) and $44,217 (2011) of the management and performance fees.

c. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency
The Company is dependent on the continued financial support by LSL, its parent company. While LSL has promised continued support of the Company for the foreseeable future, it is dependent on the continued financial viability of LSL and its parent company, LSIL. The Company's expenses are limited to recurring administrative costs such as audit fees, accounting fees and FINRA related costs. Management prepare annual budgets and monitor these costs against the budget.

Liability Solutions Inc.
Notes to Financial Statements
November 30, 2012

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company's cash balances are on deposit with Citibank in accounts which are federally insured although bank balances generally exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

e. Fair Values of Financial Instruments
FASB ASC 825 *Financial Instruments,* requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable, accrued expenses and intercompany liabilities, approximate fair value because of the short maturity of those instruments.

g. Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 -- INCOME TAXES

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, *Income Taxes.* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that the recoverability of the asset is unlikely to be recognized.

The principal components of the deferred tax assets relate to net operating loss carryovers. As of November 30, 2012, the Company had net operating loss carryovers approximating $2,016,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2030, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $806,000 and $805,000 has been provided on the deferred tax asset at both November 30, 2012 and November 30, 2011, respectively. The increase in the valuation allowance in the year ended November 30, 2012 was $1,000. Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the Company's outstanding capital stock) has increased by more than 50 percentage points.

The Company follows ASC 740 rules governing uncertain tax positions, which provides guidance for recognition and measurement. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognition, classification and disclosure of these uncertain tax positions.

Interest costs and penalties related to income taxes are classified as interest expense and general and

Liability Solutions Inc.
Notes to Financial Statements
November 30, 2012

administrative costs, respectively, in the Company's financial statements. For the years ended November 30, 2012 and 2011, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

NOTE 4 -- STOCKHOLDER'S CONTRIBUTED CAPITAL

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to LSL for $5,000. From the Company's inception (July 12, 2002) through November 30, 2012, LSL (the Company's U.K. parent and the sole owner of all of the Company's issued shares) made contributions of additional paid-in capital aggregating $2,318,459.

NOTE 5 -- RELATED PARTY TRANSACTIONS

Balances Due To or From Affiliates
The Company owed LSL $1,000 and $2,800 on account of unsettled intercompany transactions as of November 30, 2012 and November 30, 2011.

Fee Income Substantially Earned from Parent Company
The Company earned the following fees from LSL for the years ended November 30, 2012 and 2011.

	Year Ended November 30,	
	2012	2011
Management Fee	$ 46,980	$ 44,217
Performance Fees	-	-
Service Fee Income	-	-
	$ 46,980	$ 44,217

Expenses Charged by Parent Company
Pursuant to a Management Services Agreement, the Company receives administration services from its parent company, LSL. LSL charged the Company for these expenses, which are included with Other Operating Expenses in the Statements of Operations as follows:

	Year Ended November 30,	
	2012	2011
Administration	$ 2,400	$ 2,400

NOTE 6 -- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule

(Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At November 30, 2012, the Company's minimum capital requirement was $571 and is required at all times to maintain minimum dollar net capital of no less than $5,000. At November 30, 2012, the Company had net capital of $16,692. The Company had an aggregate indebtedness to net capital ratio of 0.51 to 1. The Company's overseas parent, LSL, has committed to contribute additional capital or to make subordinated loans to be treated as capital on an as needed basis, such commitment being supported by LSL's parent company, LSIL. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital.

NOTE 7 -- SUPPLEMENTAL CASH FLOW DISCLOSURES

	Year Ended November 30,	
	2012	2011
Supplemental cash flow disclosures:		
Cash paid during the period for:		
Interest	$ -	$ -
Income Taxes	$ -	$ 54
Non cash financing activities		
Intercompany loan balances contributed to capital	$ 4,200	$ -

NOTE 8 – SUBSEQUENT EVENTS

We evaluated events occurring between the end of our fiscal year, November 30, 2012, and January 18, 2012 when the financial statements were issued.

LiabSol Inc.

Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

November 30, 2012

Assets	$	28,063
Less Liabilities		(8,564)
Total Ownership Equity		19,499
Plus Subordinated Liabilities		-
Total Capital and Allowable Subordinated Liabilities		19,499
Less Non-allowables		(2,807)
Net Capital Before Haircuts and Undue Concentration		16,692
Less Haircuts and Undue Concentration		-
Net Capital		16,692
Minimum Capital Requirement		571
Minimum dollar net capital requirement		5,000
Excess Net Capital	$	11,692
Total Aggregate Indebtedness	$	8,564
Excess Net Capital at 1000%	$	11,692
Percentage of Aggregate Indebtedness to Net Capital		51%

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2012

Net Capital per above	$	16,692
Rounding		1
Net Capital Included in Part IIA of Form X-17a-5 as of November 30, 2012	$	16,693

Liability Solutions Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

November 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(I) of the Rule.



LLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

44 WALL STREET, 12TH FLOOR
NEW YORK, NEW YORK 10005
(212) 785-9700

Report by Independent Certified Public Accountants on Internal Control

Board of Directors
LiabSol, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of LiabSol, Inc. (the Company), for the year ended November 30, 2012 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2012 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

New York, New York
January 18, 2013